United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of January, 2006

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

(If  Yes  is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CONTENTS
* Press Release January 30, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano

       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: January 30, 2006

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, January 27, 2006	www.gruma.com

GRUMA PRICES EQUITY OFFERING

Monterrey, N.L., Mexico, January 27, 2006 - GRUMA, S.A. de C.V. (GRUMA or the Company) (NYSE: GMK, BMV: GRUMAB) today announced that the public offering by the Company of 30,000,000 shares of its Series B Class I common stock has been priced at Ps. 38.25 per share.

Deutsche Bank Securities Inc. is acting as global coordinator for the offering and lead underwriter for the offering of the shares outside of Mexico. Casa de Bolsa Banorte, S.A. de C.V. Grupo Financiero Banorte and Ixe Casa de Bolsa, S.A. de C.V., Ixe Grupo Financiero are acting as placement agents for the offering in Mexico.

A registration statement relating to these securities was filed with and has been declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The public offering is being made only by means of a prospectus. Copies of the final prospectus relating to the offering can be obtained from Deutsche Bank Securities Inc., 60 Wall Street, NY, NY 10005.

The Company expects to complete the sale of these shares on or about February 1, 2006.

About GRUMA

GRUMA, S.A. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Europe, Mexico, Central America, and Venezuela and exports to around 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has more than 15,700 employees and 80 plants. In 2004, GRUMA had net sales of US$2.2 billion, of which about half came from the company's U.S. operations.

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in the Company's filings with the Securities and Exchange Commission.